UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 15, 2024

NuStar Energy L.P.

(Exact name of registrant as specified in its charter)

Delaware	001-16417	74-2956831
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

19003 IH-10 West
San Antonio, Texas 78257
(Address of principal executive offices)

Registrant’s telephone number, including area code: (210) 918-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Ticker Symbol	Name of each exchange on which registered
Common units	NS	New York Stock Exchange
8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	NSprA	New York Stock Exchange
7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	NSprB	New York Stock Exchange
9.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	NSprC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On April 15, 2024, NuStar Energy L.P. (“NuStar”) issued a press release (the “Press Release”) announcing that the board of directors of NuStar GP, LLC, the general partner of its general partner, declared a special distribution of $0.212 per NuStar common unit, subject to and conditioned upon holders of NuStar’s common units approving its previously announced acquisition by Sunoco LP at NuStar’s special meeting, which will be held at 9:00 a.m. Central Time on May 1, 2024, and the merger agreement with respect to the proposed acquisition not having been terminated.

A copy of the Press Release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit Number	Exhibit

Exhibit 99.1	Press Release, dated as of April 15, 2024.

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction between Sunoco and NuStar, Sunoco filed a Registration Statement on February 26, 2024, as amended on March 20, 2024 (https://www.sec.gov/Archives/edgar/data/1552275/000119312524072729/d464008ds4a.htm), which includes a prospectus with respect to Sunoco’s units to be issued in the proposed transaction and a proxy statement for NuStar’s common unitholders (the “Proxy Statement/Prospectus”), and each party may file other documents regarding the proposed transaction with the SEC. The Registration Statement was declared effective by the SEC on April 3, 2024. NuStar filed the Definitive Proxy Statement/Prospectus with the SEC on April 3, 2024 (https://www.sec.gov/Archives/edgar/data/1110805/000119312524086017/d464008ddefm14a.htm), and it was first mailed to NuStar common unitholders on or about April 3, 2024. This current report on Form 8-K is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that Sunoco or NuStar (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SUNOCO AND NUSTAR ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus, as well as other filings containing important information about Sunoco or NuStar, without charge at the SEC’s website, at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco will be available free of charge on Sunoco’s website at https://www.sunocolp.com/investors. Copies of the documents filed with the SEC by NuStar will be available free of charge on NuStar’s website at https://investor.nustarenergy.com. The information included on, or accessible through, Sunoco’s or NuStar’s website is not incorporated by reference into this current report on Form 8-K.

Participants in the Solicitation

Sunoco, NuStar and the directors and certain executive officers of their respective general partners may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NuStar’s general partner is set forth in (i) NuStar’s Definitive Proxy Statement/Prospectus for the transaction (https://www.sec.gov/Archives/edgar/data/1110805/000119312524086017/d464008ddefm14a.htm), which was filed with the SEC on April 3, 2024, including under the headings “Units Beneficially Owned by Directors and Executive Officers,” “Recommendation of the NuStar Managing GP Board and Reasons for the Merger,” “Interests of NuStar Managing GP’s Directors and Executive Officers in the Merger,” “Securities Ownership of Certain Beneficial Owners and Management” and “Sunoco GP Director,” (ii) NuStar’s proxy statement for its 2024 annual meeting of unitholders (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1110805/000111080524000010/ns-20240306.htm), which was filed with the SEC on March 6, 2024, including under the sections entitled “Information About Our Executive Officers,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Pay Ratio,” “Grants of Plan-Based Awards,” “Outstanding Equity Awards,” “Option Exercises and Units Vested,” “Pension Benefits,” “Nonqualified Deferred Compensation,” “Potential Payments Upon Termination or Change of Control,” “Pay Versus Performance,” “Director Compensation” and “Security Ownership,” (iii) NuStar’s Annual Report on Form 10-K for the year ended December 31, 2023 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1110805/000111080524000007/ns-20231231.htm), which was filed with the SEC on February 22, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions and Director Independence” and (iv) subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Sunoco’s general partner is set forth in (i) Sunoco’s Annual Report on Form 10-K for the year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1552275/000155227524000013/sun-20231231.htm), which was filed with the SEC on February 16, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence” and (ii) subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” as defined by federal securities law. These forward-looking statements generally include statements regarding the potential transaction between Sunoco and NuStar, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding Sunoco’s and NuStar’s future expectations, beliefs, plans, strategies, objectives, estimates, predictions, projections, assumptions, intentions, resources, results of operations, financial condition and cash flows, future events or performance and the future impact of economic activity and the actions by oil-producing nations on their respective businesses. These forward-looking statements can generally be identified by words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the current judgment of Sunoco’s and NuStar’s management regarding the direction of their respective businesses, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this Current Report on Form 8-K. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite NuStar unitholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the effects of disruption to Sunoco’s or NuStar’s respective businesses; the effect of the potential transaction on the parties’ unit prices; the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control; transaction costs; Sunoco’s ability to achieve the benefits from the proposed transaction; Sunoco’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include those described in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the SEC on February 16, 2024, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are available on Sunoco’s website at https://www.sunocolp.com/investors/sec-filings and on the SEC’s website at http://www.sec.gov; those risks described in Item 1A of NuStar’s Annual Report on Form 10-K, filed with the SEC on February 22, 2024, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are available on NuStar’s website at https://investor.nustarenergy.com/sec-filings and on the SEC’s website at http://www.sec.gov; and the risks described in NuStar’s Definitive Proxy Statement/Prospectus for the transaction (https://www.sec.gov/Archives/edgar/data/1110805/000119312524086017/d464008ddefm14a.htm), filed with the SEC on April 3, 2024. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, the actual results may vary materially from those described in any forward-looking statement. Other unknown or unpredictable factors could also have material adverse effects on future results. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this Current Report on Form 8-K. Sunoco and NuStar do not intend to update these statements unless required by the securities laws to do so, and Sunoco and NuStar undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NuStar Energy L.P.

By:	Riverwalk Logistics, L.P. its general partner

By:	NuStar GP, LLC its general partner

Dated: April 15, 2024	By:	/s/ Amy L. Perry
	Name:	Amy L. Perry
	Title:	Executive Vice President-Strategic Development and General Counsel